Filed Pursuant to Rule 424(b)(3)

Registration No. 333-166720

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated October 24, 2012)

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.

11,384,566 shares of Common Stock

This Prospectus Supplement No. 2 is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement No. 2 supplements the Prospectus dated October 24, 2012 (the “Prospectus”) of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”), as supplemented by Prospectus Supplement No. 1 dated November 16, 2012, with the following additions and changes:

(1)	Amend the Selling Security Holder information set forth in the Prospectus; and

(2)	Update, amend and supplement the Company’s Prospectus dated October 24, 2012 with information in the Company’s attached Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012 as filed with the Securities and Exchange Commission on February 14, 2013.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus or any amendment or supplement thereto, shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 2.  This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AND ANY OF OUR OTHER FILINGS INCORPORATED THEREIN BY REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is February 19, 2013.

AMENDMENT TO SELLING SECURITY HOLDER INFORMATION

This Prospectus Supplement No. 2 is being filed in connection with changes to the Selling Security Holder information as set forth in the Prospectus. Specifically, Carpe Diem Capital Management LLC transferred its warrant for the purchase of up to 10,000 shares of the Company’s common stock to Warberg WF I LP.

As a result, this Prospectus Supplement No. 2 is being filed to amend the Selling Security Holders table in the Prospectus so that it reflects the changes to such table resulting from the above-described warrant transfer.

All other information in the Prospectus shall remain unchanged.  Percentage of beneficial ownership was calculated based on 21,121,372 shares of the Company’s common stock outstanding as of February 6, 2013.  This Prospectus Supplement No. 2 reflects only the total number of Shares registered for resale by the subject Selling Security Holders described herein, and we note that it does not reflect sales of Shares by such Selling Security Holders pursuant to the Prospectus that may have occurred prior to the date of this Prospectus Supplement No. 2.

Name (A)	Securities Beneficially Owned Prior to Offering (1) (B)		Securities Being Offered (C)		Securities Beneficially Owned After Offering (2) (D)	% Beneficial Ownership After Offering (4) (E)
Warberg WF I LP (331)	10,000	(332)	10,000	(332)	0	0%

(331)	The address of this security holder is 716 Oak Street, Winnetka, IL 60093. Daniel Warsh, Manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(332)	Includes 10,000 shares of Common Stock underlying the Warrants owned by this selling security holder in connection with the Financing, all of which are registered for resale pursuant to the Securities Purchase Agreement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

☑	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended	December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from	____________________________________ to ____________________________________

Commission File Number:	001-15931

SinoCoking Coal and Coke Chemical Industries, Inc.
(Exact name of registrant as specified in its charter)

Florida	98-0695811
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification Number)
organization)

Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province
People’s Republic of China	467000
(Address of principal executive offices)	(Zip Code)

+86-3752882999
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                            Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every, Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).           Yes ☐   No ☑

As of February 6, 2013, the registrant had 21,121,372 shares of common stock outstanding.

2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this report, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the words “believe,” “anticipate,” “expect,” “project,” “may,” “might,” “will,” the negative forms thereof, and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. Actual results, performance or achievements may differ materially from those expressed or implied by forward-looking statements depending on a variety of important factors, including, but not limited to, weather, local, regional, national and global coke and coal price fluctuations, levels of coal and coke production in the region, the demand for raw materials such as iron and steel which require coke to produce, availability of financing and interest rates, competition, changes in, or failure to comply with, government regulations, costs, uncertainties and other effects of legal and other administrative proceedings, and other risks and uncertainties. Such risks and uncertainties are described in greater details in the “Risk Factors” section beginning on page 21 of the registrant’s annual report on Form 10-K for the year ended June 30, 2012 filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2012 (the “Annual Report”).

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the registrant’s business operations. The registrant is not undertaking to update or revise any forward-looking statement, whether as a result of new information, future events or circumstances or otherwise.

3

PART I – FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS (UNAUDITED)

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	June 30,
	2012	2012
ASSETS

CURRENT ASSETS
Cash	$216,201	$2,366,718
Restricted cash	6,500,000	9,668,000
Accounts receivable, trade, net	14,884,162	12,017,231
Notes receivable, trade	237,750	14,176,800
Notes receivable, mine acquisition	-	9,155,520
Other receivables	685,985	1,412,008
Loans receivable	8,112,037	9,849,937
Refundable deposit	4,755,000	4,752,000
Inventories	2,890,260	2,382,444
Advances to suppliers	7,841,780	12,267,806
Prepaid expenses	196,716	633,313
Total current assets	46,319,891	78,681,777

PLANT AND EQUIPMENT, net	15,568,206	16,211,984

CONSTRUCTION IN PROGRESS	39,404,413	39,379,553

OTHER ASSETS
Prepayments	60,788,925	36,071,853
Intangible assets, net	31,620,946	31,635,487
Long-term investments	2,827,514	2,825,730
Other assets	110,950	110,880
Total other assets	95,348,335	70,643,950

Total assets	$196,640,845	$204,917,264

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short term loan - bank	$5,706,000	$5,702,400
Current maturity of long term loan	23,775,000	20,592,000
Accounts payable, trade	572	4,023
Notes payable	-	4,752,000
Other payables and accrued liabilities	980,952	802,028
Other payables - related parties	189,711	156,227
Acquisition payable	4,596,500	4,593,600
Customer deposits	138,545	138,457
Taxes payable	1,732,681	1,522,062
Total current liabilities	37,119,961	38,262,797

LONG TERM LIABILITIES
Long term loan	28,530,000	36,432,000
Warrants liability	1,801	716,648
Total long term liabilities	28,531,801	37,148,648

Total liabilities	65,651,762	75,411,445

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 authorized, 21,121,372 shares issued and outstanding	21,121	21,121
Additional paid-in capital	3,592,053	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	111,748,770	110,257,132
Accumulated other comprehensive income	7,605,598	7,613,972
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	126,657,483	125,174,219

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	130,989,083	129,505,819

Total liabilities and equity	$196,640,845	$204,917,264

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended December 31,		For the Six Months Ended December 31
	2012	2011	2012	2011

REVENUE	$21,238,642	$17,297,333	$38,800,836	$39,448,667

COST OF REVENUE	18,302,685	14,008,015	33,955,623	28,955,472

GROSS PROFIT	2,935,957	3,289,318	4,845,213	10,493,195

OPERATING EXPENSES:
Selling	42,176	43,324	85,757	124,867
General and administrative	581,345	906,367	1,208,173	1,333,786
Total operating expenses	623,521	949,691	1,293,930	1,458,653

INCOME FROM OPERATIONS	2,312,436	2,339,627	3,551,283	9,034,542

OTHER INCOME (EXPENSE)
Interest income	208,461	218,749	431,101	777,300
Interest expense	(997,461)	(315,463)	(2,019,065)	(731,022)
Other finance expense	(91,123)	(37,767)	(163,367)	(73,433)
Other (expense) income, net	8,333	8,492	8,333	(9,089)
Change in fair value of warrants	41,317	1,343,214	714,847	4,362,936
Total other (expense) income, net	(830,473)	1,217,225	(1,028,151)	4,326,692

INCOME BEFORE INCOME TAXES	1,481,963	3,556,852	2,523,132	13,361,234

PROVISION FOR INCOME TAXES	650,238	911,148	1,031,494	2,406,817

NET INCOME	831,725	2,645,704	1,491,638	10,954,417

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	280,321	640,615	(8,374)	1,829,359

COMPREHENSIVE INCOME	$1,112,046	$3,286,319	$1,483,264	$12,783,776

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic	21,121,372	21,090,948	21,121,372	21,090,948
Diluted	21,121,372	21,090,948	21,121,372	21,090,948

EARNINGS PER SHARE
Basic	$0.04	$0.13	$0.07	$0.52
Diluted	$0.04	$0.13	$0.07	$0.52

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,491,638	$10,954,417
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	654,588	722,325
Amortization and depletion	34,511	254,771
Bad debt expense	-	360,929
Change in fair value of warrants	(714,847)	(4,362,936)
Reservation of mine maintenance fee	-	43,480
Equity investment income	-	(3,238)
Change in operating assets and liabilities
Accounts receivable, trade	(2,859,345)	(3,207,619)
Notes receivable, trade	(634,000)	(5,086,250)
Other receivables	726,177	(1,028,284)
Inventories	(506,305)	(5,641,398)
Advances to suppliers	4,433,771	400,882
Prepaid expenses	436,996	-
Accounts payable, trade	(3,454)	(141,847)
Other payables and accrued liabilities	178,778	(628,006)
Customer deposits	-	(39,607)
Taxes payable	209,658	(182,413)
Net cash provided by (used in) operating activities	3,448,166	(7,584,794)

CASH FLOWS FROM INVESTING ACTIVITIES:
Principal advances of loans receivable	(350,000)	(1,896,500)
Repayment of loans receivable	1,137,500	8,745,053
Payments on equipment and construction in progress	(577)	(15,314,057)
Prepayments on construction in progress	-	(13,302,500)
Refunds of coal mine acquisition prepayments	-	7,857,865
Prepayments of intangible assets	-	(1,892,461)
Net cash provided by (used in) investing activities	786,923	(15,802,600)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	3,170,000	(2,065,000)
Proceeds from notes payable	-	3,130,000
Payments of note payable	(4,755,000)	-
Proceeds from short-term loans - bank	-	5,008,000
Payments of short-term loan - bank	-	(5,008,000)
Payments of current maturity of long term loan	(4,755,000)	-
Proceeds from (payments to) related parties	33,285	(53,740)
Net cash (used in) provided by financing activities	(6,306,715)	1,011,260

EFFECT OF EXCHANGE RATE ON CASH	(78,891)	394,048

DECREASE IN CASH	(2,150,517)	(21,982,086)

CASH, beginning of period	2,366,718	26,266,687

CASH, end of period	$216,201	$4,284,601

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$720,054	$1,552,791
Cash paid for interest expense, net of capitalized interest	$1,473,077	$660,987

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Construction-in-progress acquired with prepayments made by note receivables, trade	$15,533,000	$-
Construction-in-progress acquired with prepayments made by note receivables, mine acquisition	$9,161,300	$-
Repayment of loan receivables through note receivables, trade	$951,000	$-
Transferred from advances to suppliers to other receivables	$-	$582,398
Reclassification of coal mine prepayment made in prior year to other receivables	$-	$12,185,990
Reclassification of prepayment for coal mine acquistion to advance to suppliers	$-	$1,105,317

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

SinoCoking Coal and Coke Chemical Industries, Inc. (“SinoCoking” or the “Company”) was organized on September 30, 1996, under the laws of the State of Florida.

The Company is a vertically-integrated coal and coke producer based in the People’s Republic of China (“PRC” or “China”). All of the Company’s business operations are conducted by a variable interest entity (“VIE”), Henan Pingdingshan Hongli Coal & Coking Co., Ltd., (“Hongli”), which is controlled by Top Favour’s wholly-owned subsidiary, Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”), through a series of contractual arrangements.

Due to an accident which occurred during the quarter ended December 31, 2011 at one of the mines owned by Yima Coal Group, a state-owned enterprise and one of the six provincial level coal mine consolidators in Henan, all mid-scale mines are required to undergo mandatory safety checks and inspections by relevant authorities before receiving clearance to resume coal mining operations. This requirement applies to all SinoCoking mines, including the Hongchang, Xingsheng, Shuangrui and Shunli coal mines which were previously awaiting government confirmation to resume operations.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Top Favour	• A British Virgin Islands company • Incorporated on July 2, 2008	100%
Hongyuan	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on March 18, 2009 • Registered capital of $3 million fully funded	100%
Hongli

•     A PRC limited liability company

•     Incorporated on June 5, 1996

•     Initial registered capital of $1,055,248 or 8,808,000 Renminbi (“RMB”), further increased to $4,001,248 (RMB 28,080,000) on August 26, 2010, fully funded

•     85.40% of equity interests held by Jianhua Lv, the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board of Directors

•     Operates a branch, Baofeng Coking Factory (“Baofeng Coking”)

VIE by contractual arrangements
Baofeng Hongchang Coal Co., Ltd. (“Hongchang Coal”)	• A PRC limited liability company • Incorporated on July 19, 2007 • Registered capital of $396,000 (RMB 3,000,000) fully funded	VIE by contractual arrangements as a wholly-owned subsidiary of Hongli
Baofeng Shunli Coal Co., Ltd.(“Shunli Coal”)	• A PRC limited liability company • Incorporated on August 13, 2009 • Registered capital of $461,700 (RMB3,000,000) fully funded • Acquired by Hongchang Coal on May 20, 2011	VIE by contractual arrangements as an indirect wholly-owned subsidiary of Hongli
Baofeng Hongguang Power Co., Ltd. (“Hongguang Power”)	• A PRC limited liability company • Incorporated on August 1, 2006 • Registered capital of $2,756,600 (RMB 22,000,000) fully funded	VIE by contractual arrangements as a wholly-owned subsidiary of Hongli
Baofeng Xingsheng Coal Co., Ltd. (“ Xingsheng Coal”)	• A PRC limited liability company • Incorporated on December 6, 2007 • Registered capital of $559,400 (RMB 3,634,600) fully funded • 60% of equity ownership acquired by Hongli on May 20, 2011	VIE by contractual arrangements as a 60% owned subsidiary of Hongli
Baofeng Shuangrui Coal Co., Ltd. ( “Shuangrui Coal”)

•     A PRC limited liability company

•     Incorporated on March 17, 2009

•     Registered capital of $620,200 (RMB4,029,960) fully funded

•     60% of equity ownership acquired by Hongli on May 20, 2011

•     100% of equity ownership acquired by Hongchang on June 20, 2012

VIE by contractual arrangements as a 100% owned subsidiary of Hongchang
Zhonghong Energy Investment Company (“Zhonghong”)

•     A PRC company

•     Incorporated on December 30, 2010

•     Registered capital of $7,842,800 (RMB51,000,000) fully funded equity interests of 100% held by three nominees on behalf of Hongli pursuant to share entrustment agreements

VIE by contractual arrangements as a wholly-owned subsidiary of Hongli
Baofeng Hongrun Coal Chemical Co., Ltd. (“Hongrun”)	• A PRC limited liability company • Incorporated on May 17, 2011 • Registered capital of $ 4,620,000 (RMB30 million) fully funded	VIE by contractual arrangements as a wholly-owned subsidiary of Hongli

7

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company believes that the equity owners of Hongli do not have the characteristics of a controlling financial interest, and that the Company is the primary beneficiary of the operations and residual returns of Hongli and, in the event of losses, would be required to absorb a majority of such losses. Accordingly, the Company consolidates Hongli’s results, assets and liabilities in the accompanying financial statements.

Selected financial data of Hongli and its subsidiaries is set forth below:

	December 31, 2012	June 30, 2012
Total current assets	$23,176,903	$58,535,803
Total assets	$178,252,857	$184,771,289
Total current liabilities	$54,004,266	$53,633,472
Total liabilities	$82,534,266	$90,065,472

Presently, the Company’s coking related operations are carried out by Baofeng Coking, coal related operations by Hongchang Coal, Shuangrui Coal, Shunli Coal and Xingsheng Coal, and electricity generation by Hongguang Power. However, it is the Company’s intention to transfer all coal related operations to a joint-venture between Zhonghong and Henan Province Coal Seam Gas Development and Utilization Co., Ltd. (“Henan Coal Seam Gas”) (see Note 13). As of December 31, 2012, the transfer of the Company’s coal related operations to the joint-venture had not been carried out, and Shuangrui Coal, Shunli Coal and Xingsheng Coal have had no operations since their acquisitions by the Company (see Note 21).

Note 2 – Summary of significant accounting policies

Basis of presentation

Management has included all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation of operating results for the periods presented. Interim results are not necessarily indicative of results for a full year. The information included in this quarterly report on Form 10-Q should be read in conjunction with information included in the annual report on Form10-K for the fiscal year ended June 30, 2012, which was filed with the Securities and Exchange Commission (“SEC”) on September 28, 2012.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries – Top Favour and Hongyuan, and its VIEs – Hongli and its subsidiaries. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation.

8

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved are evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. As a result of the contractual arrangements described below, the Company, through Hongyuan, is obligated to absorb a majority of the risk of loss from Hongli’s activities and the Company is enabled to receive a majority of Hongli’s expected residual returns. The Company accounts for Hongli as a VIE and is the primary beneficiary. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. Management makes ongoing assessments of whether Hongyuan is the primary beneficiary of Hongli and its subsidiaries.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to coal reserves that are the basis for future cash flow estimates and units-of-production depletion calculations; asset impairments; allowance for doubtful accounts and loans receivable; valuation allowances for deferred income taxes; reserves for contingencies; stock-based compensation and the fair value and accounting treatment for warrants. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

Stock-based compensation

The Company records share-based compensation expense based upon the grant date fair value of share-based awards. The value of the award is principally recognized as expense ratably over the requisite service periods. The Company uses the Black-Scholes Merton (“BSM”) option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock. The expected life assumption is primarily based on the simplified method of the terms of the options. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock-based compensation expense is recognized based on awards expected to vest.  U.S. GAAP require forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, when actual forfeitures differ from those estimates.  There were no estimated forfeitures as the Company has a short history of issuing options.

Revenue recognition

Coal and coke sales are recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.  This generally occurs when coal and coke is loaded onto trains or trucks at one of the Company’s loading facilities or at third party facilities.

Substantially, if not all, of the electricity generated by Hongguang Power is typically used internally by Baofeng Coking.  Supply of surplus electricity generated by Hongguang Power to the national power grid is mandated by the local utilities board.  The value of the surplus electricity supplied, if it exists, is calculated based on actual kilowatt-hours produced and transmitted and at a fixed rate determined under contract.

Coal and coke sales represent the invoiced value of goods, net of a value-added tax (“VAT”), sales discounts and actual returns at the time when product is sold to the customer.

Foreign currency translation and other comprehensive income

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company, its subsidiaries and VIEs in the PRC is denominated in RMB.

For the subsidiaries and VIEs whose functional currencies are other than the U.S. dollar, all assets and liabilities accounts were translated at the exchange rate on the balance sheet date; shareholders’ equity is translated at the historical rates and items in the statement of operations are translated at the average rate for the period. Items in the cash flow statement are also translated at average translation rates for the period, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity.  The resulting transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations.

The balance sheet amounts, with the exception of equity, at December 31, 2012 and June 30, 2012 were both translated at RMB 6.31 to $1.  The average translation rates applied to income and cash flow statement amounts for the three months ended December 31, 2012 and 2011 were at RMB 6.29 to $1 and RMB 6.37 to $1, respectively, and at RMB 6.31 to $1 and RMB 6.39 to $1 for the six months ended December 31, 2012 and 2011, respectively.

9

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

The Company uses a three-level valuation hierarchy for disclosures of fair value measurement.  The carrying amounts reported in the accompanying condensed consolidated balance sheets for receivables, payables and short term loans qualify as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments, their expected realization and, if applicable, the stated rate of interest is equivalent to rates currently available. The three levels of valuation hierarchy are defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	Inputs to the valuation methodology are unobservable.

The Company determined that the carrying value of the long-term loans approximated their fair value using level 2 inputs by comparing the stated loan interest rate to the rate charged by the Bank of China on similar loans (see Note 14). For long-term investments (which consist of a 2.86% equity interest in a credit union in China and a 49% equity interest in a joint venture between Zhonghong and Henan Coal Seam Gas), it was impracticable for the Company to obtain their fair values at December 31, 2012.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012:

	Carrying Value at December 31, 2012	Fair Value Measurement at December 31, 2012
		Level 1	Level 2	Level 3
Warrants liability	$1,801	$—	$1,801	$—

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using observable inputs as of December 31, 2012 and June 30, 2012:

	December 31,	June 30,
	2012	2012
Beginning fair value	$716,648	$5,569,047
Realized gain recorded in earnings	(714,847)	(4,852,399)
Ending fair value	$1,801	$716,648

The Company’s warrants are not traded on an active securities market; therefore, the Company estimates the fair value of its warrants using the Cox-Ross-Rubinstein binomial model on December 31, 2012 and June 30, 2012.

	December 31, 2012	June 30, 2012
Number of shares exercisable	3,906,853	3,906,853
Exercise price	$6.00-48.00	$6.00-48.00
Stock price	$1.18	$2.05
Expected term (year)	2.10-4.27	2.60-4.78
Risk-free interest rate	0.26-0.59%	0.38-0.69%
Expected volatility	43-78%	75-85%

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record certain financial assets and liabilities at fair value on a non-recurring basis.  Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges.  For the three and six months ended December 31, 2012 and 2011, the two long term investments are not considered impaired.

The Company did not identify any other assets and liabilities that are required to be presented on the unaudited condensed consolidated balance sheets at fair value.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents for cash flow statement purposes. Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the PRC and with banks in Hong Kong and in the United States of America.

Balances at financial institutions or state owned banks within the PRC are not covered by insurance.  Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits.  As of December 31, 2012 and June 30, 2012, the Company had $6,633,427 and $11,880,025 of cash deposits, including restricted cash, which were not covered by insurance, respectively. The Company has not experienced any losses in such accounts.

Restricted cash

Restricted cash represents amounts set aside by the Company in accordance with the Company’s debt agreements with certain financial institutions in the PRC. These cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions, and these amounts are held at the same financial institutions with which the Company has the debt agreements. Due to the short-term nature of the Company’s debt obligations to these banks, the corresponding restricted cash balances have been classified as current in the unaudited condensed consolidated balance sheets.

Accounts receivables, trade, net

During the normal course of business, the Company extends unsecured credit not exceeding three months to its customers. Management regularly reviews aging of receivables and changes in payment trends by its customers, and records an allowance when management believes collection of amounts due are at risk. Accounts receivables are considered past due after three months from the date credit was granted. Accounts considered uncollectible after exhaustive efforts to collect are written off. The Company regularly reviews the credit worthiness of its customers and, based on the results of the credit review, determines whether extended payment terms can be granted to or, in some cases, partial prepayment is required from certain customers. No allowance for doubtful accounts is considered necessary at the balance sheets dates.

Notes receivable, trade

These notes receivable represent trade accounts receivable due from customers where the customers’ banks have guaranteed the payment of the receivable. This amount is non-interest bearing and is normally paid within three to nine months. The Company is allowed to submit its request for payment to the customers’ banks prior to the due dates. However, early request for payment will incur an interest charge and a processing fee. In the ordinary course of business, certain notes receivable may be assigned to suppliers as advances in lieu of cash.

Notes receivable, mine acquisition

These notes receivable represented settlement of the receivables from payments made for mine acquisition where the issuers’ banks had guaranteed the payment of the receivables. This amount was non-interest bearing and is normally paid within three to nine months.

Other receivables

Other receivables include advances to employees for general business purposes and other short term non-traded receivables from unrelated parties, primarily as unsecured demand loans, with no stated interest rate or due date. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. No allowance for doubtful accounts is considered necessary at the balance sheet dates.

Loans receivable

Loans receivable represents the amount the Company expects to collect from unrelated parties. The loans either are due on demand or mature within a year, and are either unsecured or secured by the properties of the borrowers or guaranteed by unrelated parties. All loans receivables are subject to interest charges. No allowance for doubtful accounts is considered necessary at the balance sheet dates.

Refundable deposit

A deposit was made to Henan Coal Seam Gas and is refundable when the joint venture between it and Zhonghong starts operations.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are stated at the lower of cost or market, using the weighted average cost method. Inventories consist of raw materials, supplies, work in process, and finished goods.  Raw materials mainly consist of coal (mined and purchased), rail, steel, wood and additives used by the Company.  The cost of finished goods includes (1) direct costs of raw materials, (2) direct labor, (3) indirect production costs, such as allocable utilities cost, and (4) indirect labor related to the production activities, such as assembling and packaging. Management compares the cost of inventories with the market value and an allowance is made for writing down the inventory to its market value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or market, they are not marked up subsequently based on changes in underlying facts and circumstances. As of December 31, 2012 and June 30, 2012, no allowance for inventory valuation was deemed necessary.

Advances to suppliers

The Company advances monies or legally assigns its notes receivable-trade (which are guaranteed by banks) to certain suppliers for raw material purchases. These advances are interest-free and unsecured. Management regularly reviews aging of advances to suppliers and changes in materials receiving trends and records an allowance when management believes collection of materials due are at risk. Advances aged over one year and considered uncollectible are written off after exhaustive efforts at collection. No allowance for doubtful accounts is considered necessary at the balance sheet dates.

Plant and equipment, net

Plant and equipment are stated at cost.  Expenditures for maintenance and repairs are charged to earnings as incurred; while additions, renewals and betterments that extend the useful life are capitalized.  When items of plant and equipment are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Mine development costs are capitalized and amortized by the units of production method over estimated total recoverable proven and probable reserves. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Building and plant	20 years
Machinery and equipment	10-20 years
Other equipment	1-5 years
Transportation equipment	5-7 years

Construction-in-progress (“CIP”) includes direct costs of construction for mining tunnel improvements and the Company’s new coking plant. Interest incurred during the period of construction, if material, is capitalized. For the three months ended December 31, 2012 and 2011, $0 and $439,482 in interest were capitalized into CIP, respectively. For the six months ended December 30, 2012 and 2011, $0 and $787,420 in interest were capitalized into CIP, respectively. All other interest is expensed as incurred. CIP is not depreciated until such time the assets are completed and put into service. Maintenance, repairs and minor renewals are charged to expense as incurred. Major additions and betterment to property and equipment are capitalized.

Intangible assets

Land use rights, net

Costs to obtain land use rights are recorded based on the fair value at acquisition and amortized over 36 years, the contractual period of the rights. Intangible assets with finite lives are amortized over their useful lives and reviewed at least annually for impairment.

Mining rights, net

Mining rights are capitalized at fair value when acquired, including amounts associated with any value beyond proven and probable reserves, and amortized to operations as depletion expense using the units-of-production method over the estimated proven and probable recoverable tons.  The Company’s coal reserves are controlled through direct ownership and our VIE’s which generally lasts until the recoverable reserves are depleted.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long - lived assets

The Company evaluates long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows, in accordance with the accounting guidance regarding “Disposal of Long-Lived Assets.”  Recoverability is measured by comparing an asset’s carrying value to the related projected undiscounted cash flows generated by the long-lived asset or asset group, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles.  When the carrying value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss to the extent that the carrying value exceeds its fair value.   Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Long-term investment

Investments in equity securities of privately-held companies in which the Company holds less than 20% voting interest and to which the Company does not have the ability to exercise significant influence are accounted for under the cost method.

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for under the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

The Company evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. For investments carried at cost, the Company recognizes impairment in the event that the carrying value of the investment exceeds the Company’s proportionate share of the net book value of the investee.

Asset retirement cost and obligations

The Company accounts for the asset retirement cost and obligations to retire tangible long-lived assets in accordance with U.S. GAAP, which requires that the Company’s legal obligations associated with the retirement of long-lived assets be recognized at fair value at the time the obligations are incurred. Obligations are incurred at the time development of a mine commences for underground mines or construction begins for support facilities, refuse areas and slurry ponds. If an entity has a conditional asset retirement obligation, a liability should be recognized when the fair value of the obligations can be reasonably estimated.

The obligation’s fair value is determined using discounted cash flow techniques and is accreted over time to its expected settlement value. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. Amortization of the related asset is calculated on a unit-of-production method by amortizing the total estimated cost over the salable reserves as determined under SEC Industry Guide 7, multiplied by the production during the period.

Asset retirement costs generally include the cost of reclamation (the process of bringing the land back to its natural state after completion of exploration activities) and environmental remediation (the physical activity of taking steps to remediate, or remedy, any environmental damage caused).

In May 2009, the Bureau of Finance and the Bureau of Land and Resource of Henan Province issued regulations on mine environmental control and recovery which require mining companies to file an evaluation report regarding the environmental impacts of mining (the “Evaluation Report”) before December 31, 2010. The corresponding authorities would then determine whether to approve the Evaluation Report after performing on-site investigation, and the asset retirement obligation will be determined by the authorities based on the approved filing. Such requirement was extended along with the extension of the provincial mine consolidation schedule. However, such extension date has not been finalized by the related provincial authorities.

The Company did not record such asset retirement obligation as of December 31, 2012 and June 30, 2012 because the Company did not have sufficient information to reasonably estimate the fair value of such obligation. The range of time over which the Company may settle the obligation is unknown and cannot be reasonably estimated. In addition, the settlement method for the obligation cannot be reasonably determined. The amount of the obligation to be determined by the government authorities is affected by several factors, such as the extent of remediation required in and around the mining area, the methods to be used to remediate the mining site, and any government grants which may or may not be credited to the mining companies.

The Company will recognize the liability in the period in which sufficient information is available to reasonably estimate its fair value.

Income taxes

Deferred income taxes are provided on the asset and liability method for temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit.  In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probably that taxable profit will be available against which deductible temporary differences can be utilized.  Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.  Deferred tax is charged or credited in the income statement, except when it related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.  No significant penalties or interest relating to income taxes have been incurred during the three and six months ended December 31, 2012, and 2011.

Chinese income taxes

The Company’s subsidiary and VIEs that operate in the PRC are governed by the income tax laws of the PRC and various local income tax laws (the “Income Tax Laws”), and are generally subject to an income tax at a statutory rate of 25% of taxable income, which is based on the net income reported in the statutory financial statements after appropriate tax adjustment.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT.  All of the Company’s coal and coke are sold in the PRC and are subject to a Chinese VAT at a rate of 17% of the gross sales price.  This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing finished products.  The Company records VAT payable and VAT receivable net of payments in the consolidated financial statements.  The VAT tax return is filed to offset the payables against the receivables.

Warrants liability

A contract is designated as an asset or a liability and is carried at fair value on a company’s balance sheet, with any changes in fair value recorded in a company’s results of operations.  The Company then determines which options, warrants and embedded features require liability accounting and records the fair value as a derivative liability. The changes in the values of these instruments are shown in the accompanying unaudited condensed consolidated statements of income and other comprehensive income as “change in fair value of warrants.”

In connection with the Company’s share exchange transaction in February 2010 with Top Favour Limited (“Top Favour”), whereby Top Favour became a wholly-owned subsidiary of the Company (the “Share Exchange”), the Company adopted the provisions of an accounting standard regarding instruments that are indexed to an entity’s own stock.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards. As a result of the adoption of this accounting standard, all warrants issued after the Share Exchange are recorded as a liability because the strike price of such warrants is denominated in U.S. dollars, a currency other than the Company’s functional currency which is denominated in RMB.

All warrants issued before the Share Exchange, which were treated as equity pursuant to the derivative treatment exemption prior to the Share Exchange, are also no longer afforded equity treatment because the strike price of such warrants is denominated in U.S. dollar, a currency other than the Company’s functional currency which is denominated in RMB. Therefore, such warrants are not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such warrants are exercised or expire.

Noncontrolling interests

As further discussed in Note 21, noncontrolling interests mainly consist of a 40% equity interest of Xingsheng Coal owned by unrelated parties. For the three and six months ended December 31, 2012, and 2011, there was no net income or loss attributable to such noncontrolling interests because Xingsheng Coal was not operational during such periods.

Earnings per share

The Company reports earnings per share in accordance with the provisions of ASC – 260 “Earnings Per Share.” This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Dilution is computed by applying the treasury stock method. Under this method, option and warrants were assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive income

Accounting standards regarding comprehensive income establishes requirements for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. This accounting standard defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, it also requires all items to be recognized under current accounting standards as components of comprehensive income be reported in financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is the foreign currency translation adjustments.

Note 3 – Concentration risk

For the three months ended December 31, 2012, 80.6% of the Company’s total revenues were from five major customers who individually accounted for 21.7%, 21.4%, 18.9%, 18.6% and 11.5% of total revenues, respectively. For the six months ended December 31, 2012, 81.0% of the Company’s total revenues were from four major customers who individually accounted for 21.0%, 20.7%, 19.7% and 19.6% of total revenues, respectively.  For the three months ended December 31, 2011, 93.3% of the Company’s total revenues were from four major customers who individually accounted for 26.6%, 22.3%, 22.2% and 22.2% of total revenues, respectively. For the six months ended December 31, 2011, 87.3% of the Company’s total revenue was from the same four major customers who individually accounted for 24.9%, 22.1%, 20.6% and 19.7% of total revenue, respectively. Accounts receivable of five customers were 22.0%, 21.1%, 20.8%, 17.6%, and 12.3% of the total accounts receivable balance at December 31, 2012, respectively. Accounts receivable of four customers were 25.5%, 22.9%, 22.8% and 22.2% of the total accounts receivable balance at June 30, 2012, respectively.

For the three months ended December 31, 2012, four major suppliers provided 55.5% of the Company’s total raw material purchases, with each supplier individually accounting for 14.4%, 11.1%, 10.5% and 10.1% of total raw material purchases, respectively. For the six months ended December 31, 2012, three major suppliers provided 54.9% of total raw material purchases, with each supplier individually accounting for 14.6%, 10.6% and 10.6% of total purchases, respectively. For the three months ended December 31, 2011, five major suppliers provided 63.7% of total raw material purchases, with each supplier individually accounting for 15.8%, 13.9%, 12.3%, 11.3% and 10.5% of total raw material purchases, respectively. For the six months ended December 31, 2011, five major suppliers provided 63.0% of total raw material purchases, with each supplier individually accounting for 15.4%, 14.0%, 11.8%, 11.6% and 10.1% of total purchases, respectively. The Company held no accounts payable from its major suppliers as of December 31, 2012 and June 30, 2012.

Note 4 – Loans receivable

On June 8, 2011, Capital Paradise Limited (“CPL”), an unrelated party, borrowed $10,044,200 from Top Favour in an unsecured loan at an annual interest rate of 9.45%, with interest due every six months. The loan matured on June 7, 2012. On June 8, 2012, Top Favour and CPL entered into a supplemental agreement to extend the maturity date to December 7, 2012, and to decrease the interest rate to 7% annually. On December 8, 2012, both parties entered into another supplemental agreement to extend the maturity date to June 8, 2013, with 7% annual interest rate. CPL repaid $86,610, $1,859,053 and $316,500 in June 2011, July 2011 and August 2012, respectively.

In August 2011, Top Favour loaned an additional $801,000 to CPL. This loan is unsecured, interest free, and due on demand. On November 4, 2011, Top Favour entered into a supplement agreement with CPL to extend the loan to November 4, 2012 and to add an annual interest rate of 7%. CPL fully repaid the loan principal on November 7, 2012.

In August and September 2012, Top Favour loaned an additional $350,000 to CPL. This loan is unsecured, interest free, and due on demand.

On February 20, 2012, the Company loaned $951,000 (RMB 6 million) to Pingdingshan Hongfeng Coal Wash Co., Ltd. (“Hongfeng”), an unrelated party. This loan was due on August 20, 2012, was unsecured, and had an annual interest rate of 3.5%. The principal of this loan was settled in full on August 9, 2012 by notes from Hongfeng guaranteed by its bank, which notes were legally assigned to the Company’s supplier for material purchases during the quarter ended December 31, 2012. In addition, during the quarter ended December 31, 2012, $79,250 of the notes was discounted and settled cash by a bank before their due date on February 9, 2013.

For the three months ended December 31, 2012 and 2011, interest income from loans receivable amounted to $183,068 and $210,815, respectively. For the six months ended December 31, 2012 and 2011, interest income from loans receivable amounted to $379,058 and $747,928, respectively.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Other receivables

Other receivables consisted of the following:

	December 31, 2012	June 30, 2012
Receivables from an unrelated company	$474,026	$1,099,910
Advances to employees	91,561	117,394
Interest receivable	118,749	193,119
Miscellaneous	1,649	1,585
Total	$685,985	$1,412,008

Note 6 – Inventories

Inventories consisted of the following:

	December 31, 2012	June 30, 2012
Raw materials	$245,559	$244,425
Work in process	1,737,388	315,143
Supplies	97,882	55,043
Finished goods	809,431	1,767,833
Total	$2,890,260	$2,382,444

Note 7 – Advances to suppliers

Most of the Company’s vendors require a certain amount of funds to be deposited with them as a guarantee that the Company will receive its purchases on a timely basis and with favorable pricing.

Advances to suppliers as of December 31, 2012 and June 30, 2012 amounted to $7,841,780 and $12,267,806, respectively. For the three and six months ended December 31, 2012 and 2011, the Company did not write off any uncollectible advances to suppliers.

Note 8 – Prepaid expenses

Prepaid expenses consisted of the following:

	December 31, 2012	June 30, 2012
Prepaid interest	$196,144	$620,995
Prepaid rental	-	11,745
Miscellaneous	572	573
Total	$196,716	$633,313

Prepaid interest arose from the Company’s loans from Bairui Trust Co., Ltd. (“Bairui”) (see Note 14). As required by its supplemental loan agreement with Bairui, the Company prepaid one year of interest on April 2, 2012, the beginning date of the loans per the supplemental loan agreement, at an annual interest rate of 1.5%, and is required to pay the remaining 4.8% annual interest on a monthly basis.

Note 9 – Prepayments

Prepayments consisted of the following:

	December 31, 2012	June 30, 2012
Land use rights	$11,117,570	$11,110,556
Construction	49,671,355	24,961,297
Total	$60,788,925	$36,071,853

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Prepayments for land use rights

Prepayments for land use rights are monies advanced in connection with acquiring land use rights to expand the site of the Company’s new coking plant that is still under construction. Such prepayments were paid to the former occupants of the land underlying the land use rights, and are not refundable.  As of December 31, 2012 and June 30, 2012, prepayments for land use rights amounted to $11,117,570 and $11,110,556, respectively. The Company is in the process of registering the land use right certificates with Pingdingshan Bureau of Land and Resources Department and expects to complete such registrations by December 31, 2013, at an estimated total cost of $11,578,425 (RMB 73,050,000).

Prepayments for construction

Prepayments for construction consisted of the following:

	December 31, 2012	June 30, 2012
Baofeng new coking plant (1)	$20,539,055	$20,526,097
Hongchang new mining tunnels (2)	1,268,000	1,267,200
Hongchang safety instruments (3)	3,170,000	3,168,000
Xingsheng safety instruments (4)	13,805,350	-
Hongchang mine consolidation (5)	10,888,950	-
Total	$49,671,355	$24,961,297

Prepayments for construction are mainly cash advanced to contractors and equipment suppliers in connection with the Company’s new coking plant under construction, tunnel improvement at Hongchang coal mine, safety instruments upgrades at Hongchang coal mine and Xingsheng coal mines, and construction related to the consolidation of Hongchang coal mine, Shunli coal mine and Shuangrui coal mine.

(1)	At December 31, 2012, the Company made prepayments of approximately $20.5 million (RMB 129.6 million) toward construction of its new coking plant.

(2)	The Company made prepayments of approximately $1.27 million (RMB 8 million) during the year ended June 30, 2010 for constructing new mining tunnels. As of December 31, 2012, this project had not commenced. The Company expects to start this project after obtaining the approval from the PRC government.

(3)	The Company made prepayments of approximately $3.17 million (RMB 20 million) during May 2012 for upgrading the safety instruments at Hongchang coal mine. As of December 31, 2012, this project had not commenced. The Company expects to start this project after obtaining the approval from the PRC government.

(4)	The Company made prepayments of approximately $13.8 million (RMB 87.1 million) during August and September 2012 for upgrading the safety instruments at Xingsheng coal mine. As of December 31, 2012, this project had not commenced. The Company expects to start this project after obtaining the approval from the PRC government.

(5)	The Company made prepayments of approximately $10.9 million (RMB 68.7 million) during August and September 2012 for consolidating Hongchang coal mine, Shunli coal mine and Shuangrui coal mine. As of December 31, 2012, this project had not commenced. The Company expects to start this project after obtaining the approval from the PRC government.

Note 10 –Plant and equipment, net

Plant and equipment consisted of the following:

	December 31, 2012	June 30, 2012
Buildings and improvements	$10,840,815	$10,833,976
Mine development cost	11,453,261	11,446,035
Machinery and equipment	7,325,586	7,320,964
Other equipment	437,662	436,810
Total	30,057,324	30,037,785
Less accumulated depreciation	(14,489,118)	(13,825,801)
Total plant and equipment, net	$15,568,206	$16,211,984

Depreciation expense amounted to $334,545, and $301,038 for the three months ended December 31, 2012, and 2011, respectively, and $654,588 and $722,325 for the six months ended December 31, 2012 and 2011, respectively. No depreciation expense was incurred for mining-related assets due to the shutdown of all coal mine operations in September 2011.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Construction in progress

Construction in progress at December 31, 2012 and June 30, 2012 amounted to $39,404,413 and $39,379,553, respectively, and is related to the new coking plant. No depreciation is provided for construction in progress until such time the assets are completed and placed into service.

Project	Total as of December 31, 2012	Estimated cost to complete	Estimated total cost	Estimated completion date
New coking plant	$39,404,413	$26,280,183	$65,684,596	September 2013

Note 12 – Intangible assets

Intangible assets consisted of land use rights and mining rights, which consisted of the following:

	December 31, 2012	June 30, 2012
Land use rights	$2,484,820	$2,483,253
Mining rights	43,022,018	42,994,875
Total intangible assets	45,506,838	45,478,128
Accumulated amortization – land use rights	(621,205)	(586,323)
Accumulated depletion – mining rights	(13,264,687)	(13,256,318)
Total intangible assets, net	$31,620,946	$31,635,487

Amortization expense for the three months ended December 31, 2012 and 2011 amounted to $17,299, and $17,103, respectively. Amortization for the six months ended December 31, 2012 and 2011 amounted to $34,511 and $34,076, respectively. There was no depletion expense for the three months ended December 31, 2012 and 2011. Depletion expense for the six months ended December 31, 2012 and 2011 amounted to $0 and $220,695, respectively. Depletion expenses were charged to cost of revenue in the period incurred using the unit-of-production method. No depletion was incurred due to the shutdown of all coal mine operations since September 2011.

Amortization expense of the land use rights for the next five years and thereafter is as follows:

Year ending June 30,	Amortization Expense
2013	$34,511
2014	69,023
2015	69,023
2016	69,023
2017	69,023
Thereafter	1,553,012
Total	$1,863,615

Note 13 – Long-term investments

Long-term investments consisted of investments accounted for using the cost and equity methods.

In February 2011, the Company invested approximately $1.3 million (RMB 8 million) in Pingdingshan Xinhua District Rural Cooperative Bank (“Cooperative Bank”). This investment represents 2.86% interest in Cooperative Bank, and is accounted for under the cost method.

In April 2011, Hongyuan CSG was established by Zhonghong (49%) and Henan Coal Seam Gas (51%) as a joint venture. The total registered capital of Hongyuan CSG is approximately $15.85 million (RMB 100 million). As of June 30, 2012, approximately $3.17 million (RMB 20 million) of the registered capital was funded, of which $1.6 million (RMB 9.8 million) was paid by Zhonghong. The remaining registered capital is due on April 20, 2013, of which approximately $6.2 million (RMB 39.2 million) will be paid by Zhonghong. Zhonghong’s investment in Hongyuan CSG is accounted for under the equity method since Zhonghong has significant influence but not control. As of December 31, 2012, Hongyuan CSG was inactive.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended December 31, 2012 and 2011, there was no equity investment income (loss).

Note 14 – Loans

Short-term loan

On June 16, 2011, Hongyuan entered a one-year loan agreement with Shanghai Pudong Development bank (“SPDB”) to borrow $4,950,400 (RMB 32 million) with a per annum interest rate of 6.435%. The collateral for this bank loan was pledged by Top Favour through a bank deposit with SPDB of $6 million with an annual interest rate of 1.3%, which is classified as restricted cash; the loan was guaranteed by the Company’s CEO. The loan was paid off on September 14, 2011, and Hongyuan renewed the loan for another year with SPDB to borrow $5,033,600 (RMB 32 million) with per annum interest rate of 6.71%. On March 15, 2012, the loan was paid off and Hongyuan entered into a new loan agreement and borrowed $5,706,000 (RMB 36,000,000) for one year with a per annum interest rate of 7.22%. The collateral for this bank loan was pledged by Top Favour through a bank deposit with SPDB of $6.5 million with an annual interest rate of 1.3%. The new loan is guaranteed by the Company’s CEO. As of December 31, 2012 and June 30, 2012, the balance of short-term loan amounted to $5,706,000 and $5,702,400, respectively.

Current maturity of long-term loan

On November 30, 2011, the Company entered into a supplemental agreement with Bairui, and as a result, at June 30, 2012, $20,592,000 (RMB 130 million) of the loan from Bairui was reclassified from short-term loan-bank, to current maturity of long-term loan (see “Long-term loan” below).

As of December 31, 2012 and June 30, 2012, the current maturity of the long-term loan amounted to $23,775,000 and $20,592,000, respectively.

Long-term loan

Long-term loans represent amounts due to unrelated lenders and mature over one year.

On April 2, 2011, Hongli entered into a loan agreement with Bairui pursuant to which Bairui agreed to loan Hongli the sum of approximately $57.0 million (RMB 360 million) with annual interest of 6.3%, of which approximately $28.5 million (RMB 180 million) would be due on April 2, 2013, and approximately $28.5 million (RMB 180 million) on April 2, 2014. The loan was issued on April 3, 2011 and guaranteed by Hongyuan and the Company’s CEO.

On November 30, 2011, the Company entered into a supplemental agreement with Bairui to revise the terms of the prior agreement. As supplemented, approximately $4.8 million (RMB 30 million) with annual interest of 6.3% became due on October 2, 2012, approximately $15.9 million (RMB 100 million) with annual interest of 6.3%, is now due on April 2, 2013, approximately $7.9 million (RMB 50 million) with annual interest of 6.3% is now due on October 2, 2013, and approximately $28.5 million (RMB 180 million) with annual interest of 6.3% became now due on April 2, 2014. For the $4.8 million (RMB 30 million) principal payment that became due on October 2, 2012, the Company entered into another supplemental agreement with Bairui on October 8, 2012 to extend the principal payment due date to April 2, 2013 with an annual interest rate of 8.7% starting from October 3, 2012. The Company repaid the $4.8 million on December 25, 2012.

As of December 31, 2012 and June 30, 2012, the balance of long-term loans amounted to $28,530,000 and $36,432,000, respectively.

Weighted average interest rate of the short-term and long-term loans was 6.56% and 5.00% for the three months ended December 31, 2012 and 2011, respectively. Total interest expense on short-term and long-term loans for the three months ended December 31, 2012 and 2011 amounted to $997,461 and $754,945, respectively. No interest expense was capitalized into CIP.

Weighted average interest rate was 6.45% and 5.01% for the six months ended December 31, 2012 and 2011, respectively. Total interest expense on short-term and long-term loans for the six months ended December 31, 2012 and 2011 amounted to $2,019,065 and $1,518,442, respectively, of which $0 and $787,420 was capitalized into CIP, respectively.

Note 15 – Notes payable

Notes payable represents lines of credit extended by banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor funded with draws on such lines of credit. The short term note payable is guaranteed by the banks for its complete face value through a letter of credit and matures within three to six months of issuance.

19

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to an agreement dated March 19, 2012, SPDB agreed to grant a line of credit of $1,585,000 (RMB 10 million) maturing on September 21, 2012, to the Company to purchase raw coal. SPDB required the Company to deposit 100% of the note payable balance as a guarantee deposit, which was classified on the balance sheet as restricted cash. In addition, the note payable was guaranteed by the Company’s CEO and Hongli. SPDB charged a processing fee based on 0.05% of the face value of the notes.  This note payable was satisfied on September 22, 2012.

On April 25, 2012, the Company entered into another note payable agreement with SPDB. Pursuant to the agreement, SPDB agreed to grant a line of credit of $3,170,000 (RMB 20 million) maturing on October 25, 2012, to the Company to purchase raw coal. SPDB required the Company to deposit 50% of the notes payable balance as a guarantee deposit, which was classified on the balance sheet as restricted cash. In addition, the note payable was guaranteed by the Company’s CEO and Hongli. SPDB charged a processing fee based on 0.05% of the face value of the notes. The Company fully paid this note payable on October 25, 2012.

Note 16 – Related party payables

Other payables-related parties represent advances from the Company’s CEO. Advances from the CEO amounted to $189,711 and $156,227 at December 31, 2012 and June 30, 2012, respectively. Such advances are interest free, due on demand and will be settled in cash payments.

Note 17 – Acquisition payables

On August 10, 2010, Hongli acquired 60% of the equity interest of Shuangrui Coal. During the year ended June 30, 2012, Hongli agreed to acquire the remaining 40% of Shuangrui Coal’s equity interest. The title of the remaining 40% equity interest of Shuangrui Coal was transferred to Hongli, and Hongli has full control of Shuangrui Coal at June 30, 2012. The purchase price of the remaining 40% equity interest was tentatively set at approximately $4,438,000 (RMB 28 million) subject to certain price adjustments to be finalized at closing. As of December 31, 2012 and June 30, 2012, acquisition payable was $4,596,500 and $4,593,600, respectively, which represented the accrued purchase price of Shuangrui Coal (see Note 21).

Note 18 – Taxes

Income tax

SinoCoking is subject to the United States federal income tax provisions. Top Favour is a tax-exempt company incorporated in the British Virgin Islands. All of the Company’s businesses are conducted by its PRC subsidiary and VIEs, namely Hongyuan, Hongli, Baofeng Coking, Hongchang Coal, Shunli Coal, Xingsheng Coal, Shuangrui Coal, Hongguang Power and Zhonghong.

Hongyuan, Hongli, Baofeng Coking, Hongguang Power, Shunli Coal, Xingsheng Coal, Shuangrui Coal and Zhonghong are subject to 25% enterprise income tax rate in China.

Hongchang Coal has not been required to pay income tax since its operations were halted in September 2011.

There are no estimated tax savings from the foregoing reduced tax for the three months ended December 31, 2012 and 2011. If the statutory income tax had been applied, the basic and diluted earnings per share remain at $0.04 and 0.13 for the three months ended December 31, 2012 and 2011, respectively.

There are no estimated tax savings from the foregoing reduced tax rate for the six months ended December 31, 2012. The estimated tax savings from the foregoing reduced tax rate amounted to $209,873 for the six months ended December 31, 2011. If the statutory income tax had been applied, the basic and diluted earnings per share remain at $0.07 for the six months ended December 31, 2012, and decreased basic and diluted earnings per share from $0.52 to $0.51 for the six months ended December 31, 2011.

The provision for income taxes consisted of the following:

	For the three months ended December 31,		For the six months ended December 31,
	2012	2011	2012	2011
US current income tax expense	$-	$-	$-	$-
BVI current income tax expense	-	-	-	-
PRC current income tax expense	650,238	911,148	1,031,494	2,406,817
Total	$650,238	$911,148	$1,031,494	$2,406,817

20

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SinoCoking is incorporated in the U.S. and has incurred a net operating loss for income tax purposes for 2012. As of December 31, 2012, the estimated net operating loss carryforwards for U.S. income tax purposes was approximately $2,052,000, which may be available to reduce future years’ taxable income. The net operating loss carry forward will expire through 2032 if not utilized. Management believes that the realization of the benefits arising from this loss appears to be uncertain due to the Company’s limited operating history and continuing losses for U.S. income tax purposes. Accordingly, the Company has provided a 100% valuation allowance at December 31, 2012 and June 30, 2011, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

The following table reconciles the valuation allowance for the three and six months ended December 31, 2012 and 2011, and consisted of the following:

	For three months ended		For six months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Beginning balance	$667,000	$508,000	$620,000	$460,000
Additions	29,000	31,000	76,000	79,000
Ending balance	$696,000	$539,000	$696,000	$539,000

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $44.3 million as of December 31, 2012, which was included in consolidated retained earnings and will continue to be reinvested in its operations in China.  Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

Value added tax

The Company incurred VAT on sales and VAT on purchases in the PRC amounting to $3,622,875 and $2,898,995 for the three months ended December 31, 2012, respectively, and $2,943,738 and $2,818,790 for the three months ended December 31, 2011, respectively.

The Company incurred VAT on sales and VAT on purchases in the PRC amounting to $6,612,465 and $5,654,228 for the six months ended December 31, 2012, respectively, and $7,195,767 and $6,020,705 for the six months ended December 31, 2011, respectively.

Sales and purchases are recorded net of VAT collected and paid, as the Company acts as an agent for the government.

Taxes payable

Taxes payable consisted of the followings:

	December 31, 2012	June 30, 2012
VAT	$408,462	$499,658
Income tax	1,126,171	814,217
Others	198,048	208,187
Total	$1,732,681	$1,522,062

Note 19 – Capital transactions

Under the Company’s 2002 Stock Option Plan, there were outstanding options exercisable to 4,792 shares of the Company’s common stock. Options exercisable for 1,666 shares of the Company’s common stock were granted on October 11, 2002, with an exercise price of $36.00 per share and an expiration date of October 15, 2012. Those options were forfeited as of December 31, 2012. Options exercisable for 3,126 shares of the Company’s common stock were granted on November 16, 2004, with an exercise price of $96.00 per share and an expiration date of November 16, 2014.

Under the Company’s 1999 Stock Option Plan, there were outstanding options exercisable to 6,332 shares of the Company’s common stock. Options exercisable for 6,059 shares of the Company’s common stock were granted on November 14, 2004, with an exercise price of $96.00 per share and an expiration date of November 14, 2014. These outstanding options were fully vested before the completion of the Share Exchange on February 5, 2010, and no additional options had been granted.

In May 2012, the Company issued 30,424 shares of restricted common stock for consulting services, for total expense of $150,000.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following consisted of the outstanding and exercisable options at December 31, 2012

Outstanding Options			Exercisable Options
Number	Average Remaining	Average	Number	Average Remaining	Average
Of Options	Contract Life	Exercise Price	of Options	Contractual Life	Exercise Price
9,185	1.59 years	$81.26	9,185	1.59 years	$81.26

A summary of changes in options activity is presented as follows:

Options
Outstanding, December 31, 2011	10,851
Granted	-
Forfeited	-
Exercised	-
Outstanding, June 30, 2012	10,851
Granted	-
Forfeited	1,666
Exercised	-
Outstanding, December 31, 2012	9,185

Warrants

The Company follows the provisions of U.S. GAAP regarding instruments that are indexed to an entity’s own stock.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards.

As a result, the Company’s warrants are not afforded equity treatment because their strike price is denominated in U.S. dollar, a currency other than the Company’s functional currency RMB, and are therefore not considered indexed to the Company’s own stock, and as such, all changes in the fair value of such warrants are recognized currently in earnings until such time as such warrants are exercised or expire.

As of December 31, 2012 and June 30, 2012, warrants that were exercisable into 3,906,853 shares of the Company’s common stock were recorded as derivative instruments. The value of warrant liabilities was $1,801 and $716,648 at December 31, 2012 and June 30, 2012, respectively. The decrease in fair value of warrants was $41,317 and $714,847 for the three and six months ended December 31, 2012, respectively, and was recorded as gain on change in fair value of warrants. The decrease in fair value of warrants was $1,343,214 and $4,362,936and was recorded as gain on change in fair value of warrants for the three and six months ended December 31, 2011.

A summary of changes in warrant activity is presented as follows:

	Existing warrants at $48.00 (1)	Investor warrants at $12.00 (2)	Callable warrants at $12.00 (3)(6)	Callable warrants at $6.00 (4)(6)	Callable warrants at $15.00 (5)(6)	Total

Outstanding, December 31, 2011	36,973	590,446	3,199,190	30,244	50,000	3,906,853
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding, June 30, 2012	36,973	590,446	3,199,190	30,244	50,000	3,906,853
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding December 31, 2012	36,973	590,446	3,199,190	30,244	50,000	3,906,853

22

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)	The warrants underlying 36,973 shares of the Company’s common stock are exercisable at any time until April 9, 2017, with remaining contractual term of 4.27 years as of December 31, 2012
(2)	The warrants underlying 590,446 shares of the Company’s common stock are exercisable at any time until February 5, 2015, with remaining contractual term of 2.10 years as of December 31, 2012.

(3)	The warrants underlying 3,082,027 and 117,163 shares of the Company’s common stock are exercisable at any time until March 11, 2015 and March 18, 2015, respectively, with remaining contractual term of 2.19 and 2.21 years as of December 31, 2012, respectively.

(4)	The warrants underlying 30,244 shares of the Company’s common stock are exercisable until March 11, 2015, with remaining contractual term of 2.19 years as of December 31, 2012.

(5)	The warrants underlying 50,000 shares of the Company’s common stock are exercisable until July 1, 2015, with remaining contractual terms of 2.50 years as of December 31, 2012.

(6)	The callable warrants are exercisable for a period of five years from the date of issuance, and are callable at the Company’s election six months after the date of issuance if the Company’s common stock trades at a price equal to at least 150% of the exercise price with an average trading volume of at least 150,000 shares of common stock (as adjusted for any stock splits, stock dividends, combination and the like) per trading date for at least 10 consecutive trading days, and the underlying shares of common stock are registered.

Note 20 – Earnings per share

The Company had warrants and options exercisable for 3,916,038 and 3,917,704 shares of the Company’s common stock in the aggregate at December 31, 2012 and June 30, 2012, respectively. For the three and six months ended December 31, 2012 and 2011, all outstanding options and warrants were excluded from the diluted earnings per share calculation since they are anti-dilutive.

Note 21- Coal mine acquisitions

On May 20, 2011, the Company acquired 60% of the equity interests of Shuangrui Coal and Xingsheng Coal, and 100% of the equity interests of Shunli Coal.

In August and September 2011, the Company entered into supplemental agreements with the sellers of these three companies (collectively the “Supplement Agreements”) to memorialize certain agreed terms that were not reflected in the original purchase agreements. Specifically, all assets and liabilities of each company on or before the closing of the Company’s acquisition, other than such company’s mining rights, would be disposed of and assumed by the sellers as soon as practicable. At June 30, 2011, the Company’s acquisition of these three companies included only their mining rights, as all other assets and liabilities were being disposed of by the sellers, and none of the three companies was operational. Therefore, the operating results of these three companies (other than with respect to their mining rights) from May 20, 2011 through December 31, 2012, which were mainly from disposing assets and liabilities (other than their mining rights), are not included in the accompanying unaudited condensed consolidated financial statements.

Although the Company has acquired the equity interests of these three entities, the parties’ intention, as memorialized in the Supplemental Agreements, is for the Company to acquire only their mining rights while all other assets and liabilities remain with the sellers. Thus, the respective purchase prices have been allocated solely to the mining rights.

Acquisition of Shuangrui Coal

On August 10, 2010, Hongli entered into an equity purchase agreement to acquire 60% of equity interests of Shuangrui Coal, which operates Shuangrui coal mine, for a consideration of approximately $6.4 million (RMB 42 million), payable in cash. Transfer of such equity interests to Hongli, and registration of such transfer with the appropriate PRC authorities, were completed on May 20, 2011. As a result, Hongli owns 60% of the equity interests of Shuangrui Coal, with the remaining 40% owned by the sellers. As memorialized in the Supplement Agreement with the sellers, all assets and liabilities of Shuangrui Coal at the time of Hongli’s acquisition, other than its mining rights, are to be disposed of and/or assumed by the sellers. As such, Hongli’s acquisition consideration is equivalent to the purchase price for 60% ownership of Shuangrui’s mining rights. As of December 31, 2012, approximately $6.5 million (RMB 41 million) of the purchase price was paid, with the balance of approximately $158,500 (RMB 1 million) to be paid by the company for 60% equity interests. During the year ended June 30, 2012, both Hongli and Shuangrui Coal’s sellers entered into an agreement to transfer the remaining 40% of Shuangrui to Hongli, with Hongli then transferring 100% of the ownership of Shuangrui to Hongchang. The ownership transfer was completed on June 20, 2012. As a result, the Company accrued $4,438,000 (RMB 28 million) payable to Shuangrui Coal’s sellers (see Note 17).

23

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of Xingsheng Coal

On August 10, 2010, Hongli entered into an equity purchase agreement to acquire 60% of equity interests of Xingsheng Coal, which operates the Xingsheng Mine, for a consideration of approximately $6.7 million (RMB 42 million), payable in cash. Transfer of such equity interests to Hongli, and registration of such transfer with the appropriate PRC authorities, were completed on May 20, 2011. As a result, Hongli owns 60% of the equity interests of Xingsheng Coal, with the remaining 40% owned by the sellers. As memorialized in the Supplement Agreement with the sellers, all assets and liabilities of Xingsheng Coal at the time of Hongli’s acquisition, other than its mining rights, are to be disposed of and/or assumed by the sellers. As such, Hongli’s acquisition consideration is equivalent to the purchase price for 60% ownership of Xingsheng’s mining rights. The purchase price was paid in full in June 2011.

Acquisition of Shunli Coal

On May 19, 2011, Hongchang Coal entered into an equity purchase agreement to acquire 100% of equity interests of Shunli Coal, which operates the Shunli Mine, for a consideration of approximately $6.7 million (RMB 42 million), payable in cash. Transfer of such equity interests to Hongchang, and registration of such transfer with the appropriate PRC authorities, were completed on May 20, 2011. As a result, Hongchang owns 100% of the equity interests of Shunli Coal. As memorialized in the Supplement Agreement with the sellers, all assets and liabilities of Shunli Coal at the time of Hongli’s acquisition, other than its mining rights, were to be disposed of and/or are assumed by the sellers. As such, Hongli’s acquisition consideration is equivalent to the purchase price for 100% ownership of Shunli’s mining rights. The purchase price was paid in full in June 2011.

Since the initial accounting for these acquisitions were for the mining rights only, the entire purchase price was allocated to the mining rights. The mining rights acquired are not being amortized because the businesses have not commenced any operations since their acquisitions.

Note 22 – Commitments and contingencies

Lease agreement

In April 2010, the Company entered into a lease agreement to lease three office units in Beijing from June 15, 2010 to June 14, 2013, with monthly lease payments of $22,688 (RMB 145,529) and monthly management fees of $4,003 (RMB 25,681). On August 12, 2010, the Company renewed the lease agreement to relocate the office units and lease the new units from August 15, 2010 to June 14, 2013, with monthly lease payments of $10,845 (RMB 69,565) and monthly management fee of $1,914 (RMB 12,276). The prior lease was terminated on August 14, 2010.

In August 2011, the Company entered into another lease agreement for three different office units within the same building to replace the above lease. The new lease is from September 15, 2011 to June 14, 2013, with monthly lease payments of $7,258 (RMB 46,565) and monthly management fees of $1,281 (RMB 8,184). The prior lease agreement was terminated on September 14, 2011.

On February 6, 2012, the Company entered into another lease agreement for a different office unit within the same building to replace the above lease. The new lease is from March 15, 2012 to June 14, 2013, with monthly lease payments of $3,677 (RMB 23,196) and monthly management fees of $649 (RMB 4,093). The prior lease agreement was terminated on March 14, 2012.

Zhonghong is leasing an office place in Zhengzhou from February 25, 2011 to August 24, 2013, with monthly lease payments of $5,876 (RMB 37,075).

For the three months ended December 31, 2012, and 2011, lease expenses were $31,138 and $25,235, respectively. For the six months ended December 31, 2012 and 2011, lease expense was $60,328 and $85,450, respectively.

As of December 31, 2012, total future minimum lease payments for the unpaid portion under an operating lease were as follows:

Year ending June 30,	Amount
2013	$59,563
2014	10,577
Total	$70,140

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Purchase commitment

The Company entered into several contracts with contractors and suppliers for the following projects:

	Aggregate contract amount	Payments made	Purchase commitment
Baofeng new coking plant	$64,964,839	$58,208,873	$6,755,967
Hongchang new mining tunnels	1,521,600	1,268,000	253,600
Hongchang safety instruments	15,850,000	3,170,000	12,680,000
Xingsheng safety instruments	19,199,105	13,805,350	5,393,755
Hongchang mine consolidation	32,097,835	10,888,950	21,208,885
Total	$133,633,379	$87,341,173	$46,292,207

The Company has signed annual purchase agreements with its vendors to supply coal to be delivered based on the quarterly demand. For the calendar year ending December 31, 2013, the aggregate purchase contract amount is approximately $98.3 million (RMB 619.9 million).

Note 23 – Statutory reserves

The laws and regulations of the PRC require that before foreign invested enterprise can legally distribute profits, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after the statutory reserves. The statutory reserves include the statutory surplus reserve fund and the enterprise expansion fund.

Each of the Company’s subsidiary and VIEs in the PRC is required to transfer 10% of its net income, as determined in accordance with the PRC Company Law, to a statutory surplus reserve fund until such reserve balance reaches 50% of each such entity’s registered capital. The transfer must be made before distribution of any dividends to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The enterprise fund may be used to acquire plant and equipment or to increase the working capital to expend on production and operation of the business. No minimum contribution is required

As of December 31, 2012, the statutory surplus reserves of Hongchang Coal and Hongli had reached 50% of each entity’s registered capital. Hongguang Power did not make any contribution to the statutory reserve due to its net operating loss. Zhonghong and Hongrun did not make any contribution to the statutory reserves as neither entity had operations as of December 31, 2012. Shuangrui Coal, Xingsheng Coal and Shunli Coal did not make any contribution to the statutory reserve due to their respective operating losses.

Hongchang Coal is required by the PRC government to reserve safety and maintenance expense to the cost of production based on the actual quantity of coal exploited.  The amount of reserves is determined within the unit price range provided by Ministry of Finance of PRC. Currently, Hongchang Coal reserves at RMB 6 per metric ton for safety expense and RMB 8.5 per metric ton for maintenance expense. Shuangrui Coal, Xingsheng Coal and Shunli Coal had no special reserve as of December 31, 2012.

The component of statutory reserves and the future contributions required pursuant to PRC Company Law are as follows:

	December 31, 2012	June 30, 2012	50% of registered capital	Future contributions required as of December 31, 2012

Hongli	$2,067,215	$2,067,215	$2,064,905	$-
Hongguang Power	-	-	1,514,590	1,514,590
Hongchang Coal	218,361	218,361	218,361	-
Shuangrui Coal	-	-	310,105	310,105
Xingsheng Coal	-	-	279,682	279,682
Hongrun	-	-	2,310,000	2,310,000
Hongyuan	-	-	1,500,000	1,500,000
Zhonghong	-	-	1,521,990	1,521,990
Statutory surplus reserve	2,285,576	2,285,576	9,719,633	7,436,367
Mine reproduction reserve	1,404,365	1,404,365	-	-
Total	$3,689,941	$3,689,941	$9,719,633	$7,436,367

25

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 24 – Revenues by products

The Company considers itself, including its coal mining and coking operations and the sales of its coal and coke products, to be operating within one reportable segment. All of the Company’s products are sold within the PRC.  Major products and respective for the three and six months ended December 31, 2012 and 2011 are summarized as follows:

	For the three months ended December 31,		For the six months ended December 31,
	2012	2011	2012	2011
Coke	$10,410,723	$8,448,817	$19,630,960	$18,594,643
Coal tar	370,513	426,785	737,994	1,128,580
Raw coal	1,308,826	728,837	2,233,287	3,748,770
Washed coal	9,148,580	7,692,894	16,198,595	15,976,674
Total	$21,238,642	$17,297,333	$38,800,836	$39,448,667

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ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of our operations and financial condition for the three and six months ended December 31, 2012 and 2011 should be read in conjunction with our financial statements and the notes thereto that are included elsewhere in this report. All monetary figures are presented in U.S. dollars, unless otherwise indicated.

Overview

We are a vertically-integrated coal and coke producer based in Henan Province, People’s Republic of China (“China” or “PRC”). We use coal that we extract and buy to produce basic and value-added coal products including raw (unprocessed) coal, washed coal, medium coal and coal slurries (by-products of the coal-washing process), and coke products including chemical and metallurgical coke and coal tar (a by-product of the coke manufacturing process).

Our business operations are conducted through Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. (“Hongli”), a PRC company that we control by a series of contractual arrangements between Hongli and Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”). Hongyuan is a PRC company wholly-owned by Top Favour Limited, a British Virgin Island company and our wholly-owned subsidiary.

As of December 31, 2012, our coke related activities were carried out by Hongli’s branch operation, Baofeng Coking Factory (“Baofeng Coking”), coal related activities by three of Hongli’s subsidiaries, namely Baofeng Hongchang Coal Co., Ltd. (“Hongchang Coal”), Baofeng Shuangrui Coal Mining Co., Ltd. (“Shuangrui Coal”) and Baofeng Xingsheng Coal Mining Co., Ltd. (“Xingsheng Coal”), and electricity generation by another Hongli subsidiary, Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd. (“Hongguang Power”). Baofeng Shunli Coal Mining Co., Ltd. (“Shunli Coal”), the operator of Shunli coal mine and which we acquired in May 2011, was dissolved in July 2012, and we are in the process of transferring its mining rights and other assets to, and consolidating them, under Hongchang Coal.

The coal-related activities for the periods discussed below are those of Hongchang Coal only, although its mining operations were halted in September 2011. Our other coal mine companies have halted operations since the provincial-wide mining moratorium was imposed in June 2010. As of the date of this report, although we expect the mining moratorium to end sometime in the first half of the 2013 calendar year, there can be no assurance as to exactly when the mining moratorium will be lifted, or when we can resume our mining operations, if at all.

We intend to transfer all coal related activities to the joint-venture established with Henan Province Coal Seam Gas Development and Utilization Co., Ltd. (“Henan Coal Seam Gas”), a state-owned enterprise and qualified provincial-level coal mine consolidator. The joint-venture, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd. (“Hongyuan CSG”), has been established, although our planned transfer of coal related activities to Hongyuan CSG has not been carried out as of the date of this report.

Our interests in Hongyuan CSG are held by Henan Zhonghong Energy Investment Co., Ltd. (“Zhonghong”), a company established in December 2010 and which equity interests are presently held on Hongli’s behalf and for its benefits by three nominees pursuant to share entrustment agreements.

Results of Operations

Three and six months ended December 31, 2012, as compared to three and six months ended December 31, 2011

Overall, results of operations for the three months ended December 31, 2012 decreased by 68.56% to $831,725 as compared to the same period last year. Results of operations for the six months ended December 31, 2012 decreased by 86.38% to $1,491,638 as compared to the same period last year.

On a macro level, management has observed the following trends, which may have a direct impact on our operations in the near future: (1) the coke market is showing some signs of recovery; and (2) as coking coal price continue at historically high levels, gross margins for our coke products have remained low.

On a micro level, management has observed a strong demand from our customers for the coke powder, and we accordingly made market purchases during the quarter in order to satisfy demand.

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Revenue

For the three months ended December 31, 2012, revenue increased by $3,941,309 or 22.79% as compared to the same period last year, due to increased sales volume of both coke and coal products, despite a decrease in the average selling price of coke. Revenue and quantity sold by product type for the 2011 and 2012 periods are as follows:

	Revenues
	Coke products	Coal products	Total
Revenue
Three months ended December 31, 2011	$8,875,602	$8,421,731	$17,297,333
Three months ended December 31, 2012	10,781,236	10,457,406	21,238,642
Increase in $	$1,905,634	$2,035,675	$3,941,309
Increase in %	21.47%	24.17%	22.79%

Quantity sold (metric tons)
Three months ended December 31, 2011	37,762	52,721	90,483
Three months ended December 31, 2012	57,854	64,471	122,325
Increase	20,092	11,750	31,842
% Increase	53.21%	22.29%	35.19%

50.76% of our three-month revenue came from coke products and 49.24% from coal products, as compared to 51.31% from coke products and 48.69% from coal products for the same period last year. Although sales volume of coke products increased significantly by 53.21%, the percentage of total revenue from coke products decreased as compared to last year. Such change was mainly caused by a decrease in the average selling price of coke, which resulted from increased coke powder sales.

For the six months ended December 31, 2012, revenue decreased by $647,831 or 1.64% as compared to the same period of last year. Such decrease was mainly driven by decreased coal products sales due to less coal product sales in first quarter 2013, as compared to the same quarter last year. Revenue and quantity sold by product type for the 2011 and 2012 periods as follows:

	Revenues
	Coke products	Coal products	Total
Revenue
Six months ended December 31, 2011	$19,723,223	$19,725,444	$39,448,667
Six months ended December 31, 2012	20,368,954	$18,431,882	$38,800,836
Increase (decrease) in $	$645,731	$(1,293,562)	$(647,831)
Increase (decrease) in %	3.27%	(6.56)%	(1.64)%

Quantity sold (metric tons)
Six months ended December 31, 2011	82,821	136,806	219,627
Six months ended December 31, 2012	107,137	120,714	227,851
Increase (decrease)	24,316	(16,092)	8,224
% Increase (decrease)	29.36%	(11.76)%	3.74%

52.50% of our six-month revenue came from coke products and 47.50% from coal products, as compared to 37.71% from coke products and 62.29% from coal products for the same period of last year. The percentage changes reflect increased coke powder sales, as well as decreased sales volume of coal products caused by limited supply in the first quarter.

Coke products include finished coke (a key raw material for producing steel), coke powder (a smaller-grained coke that can be produced along with coke and used by non-ferrous metallurgical industry) and coal tar (a byproduct of the coke manufacturing process). Coal products include unprocessed metallurgical coal, processed or washed coal, and medium or mid-coal and coal slurries, which are by-products of the coal washing process and used primarily to generate electricity and for heating. As used in this discussion and analysis, “coke” includes both coke and coke powder, and “raw coal” includes both thermal and metallurgical coal that is unwashed and relatively unprocessed, as well as mid-coal and coal slurries.

Average selling price per metric ton for our four principal products for the three months ended December 31, 2012 and 2011 are as follows:

	Coke	Coal tar	Raw coal	Washed coal
Three months ended December 31, 2011	$234	$255	$72	$181
Three months ended December 31, 2012	185	257	75	195
Increase (decrease) in $	$(49)	$2	$3	$14
Increase (decrease) in %	(20.94)%	0.78%	4.17%	7.73%

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Average selling price per metric ton for our four principal products for the six months ended December 31, 2012 and 2011 are as follows:

	Coke	Coal tar	Raw coal	Washed coal
Six months ended December 31, 2011	$237	$253	$76	$183
Six months ended December 31, 2012	188	257	67	186
Increase (decrease) in $	$(49)	$4	$(9)	$3
Increase (decrease) in %	(20.68)%	1.58%	(11.84)%	1.64%

Generally, our selling prices are driven by a number of factors, including the particular composition and quality of the coal or coke we sell, their prevailing market prices locally and throughout China, as well as in the global marketplace, timing of sales, delivery terms, and our relationships with our customers and our negotiations of their purchase orders. Management believes that the changes in average selling prices period over period were primarily driven by market demand and quality of our products.

The average price of coke was calculated based on the weighted average price of coke and coke powder. The average price of raw coal was calculated based on the weighted average price of unprocessed coal, coal byproducts and mixed thermal coal. We note that the average selling prices for coal products are also influenced by changes in the coal mixtures (with different grades and heat content) that we sell to our customers.

Revenue and quantity sold of each coke product for the three months ended December 31, 2012 and 2011 are as follows:

	Coke products
	Coke	Coal tar	Total
Revenue
Three months ended December 31, 2011	$8,448,817	$426,785	$8,875,602
Three months ended December 31, 2012	10,410,723	$370,513	10,781,236
Increase (decrease) in $	$1,961,906	$(56,272)	$1,905,634
Increase (decrease) in %	23.22%	(13.19)%	21.47%

Quantity sold (metric tons)
Three months ended December 31, 2011	36,094	1,668	37,762
Three months ended December 31, 2012	56,413	1,441	57,854
Increase (decrease)	20,319	(227)	20,092
% Increase (decrease)	56.29%	(13.61)%	53.21%

The higher coke revenue for the three months ended December 31, 2012 resulted from increased coke sales, offset by the decreased average coke selling price. The increased coke sales volume was due to the increased sales of both grade II coke and coke powder. Average coke selling price decreased because we increased coke powder sales in this quarter, which has a lower price than grade II coke; what is more, the average selling price of grade II coke was also lower than last year, as a result of softer market demand. The lower coal tar revenue for the three months ended December 31, 2012 resulted from a lower demand for such product, as well as slightly higher market price for coal.

Revenue and quantity sold of each coke product for the six months ended December 31, 2012 and 2011 are as follows:

	Coke products
	Coke	Coal tar	Total
Revenue
Six months ended December 31, 2011	$18,594,643	$1,128,580	$19,723,223
Six months ended December 31, 2012	19,630,960	737,994	20,368,954
Increase (decrease) in $	$1,036,317	$(390,586)	$645,731
Increase (decrease) in %	5.57%	(34.61)%	3.27%

Quantity sold (metric tons)
Six months ended December 31, 2011	78,365	4,456	82,821
Six months ended December 31, 2012	104,263	2,874	107,137
Increase (decrease)	25,898	(1,582)	24,316
% Increase (decrease)	33.05%	(35.50)%	29.36%

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The higher coke revenue for the six months ended December 31, 2012 resulted from the same reasons as three months results. The lower coal tar revenue for the six months ended December 31, 2012 resulted from lower market demand, offset by the slight increase ($4) in average selling price.

Revenue and quantity sold of each coal product for the three months ended December 31, 2012 and 2011 are as follows:

	Coal products
	Raw coal	Washed coal	Total
Revenue
Three months ended December 31, 2011	$728,837	$7,692,894	$8,421,731
Three months ended December 31, 2012	1,308,826	9,148,580	10,457,406
Increase in $	$579,989	$1,455,686	$2,035,675
Increase in %	79.58%	18.92%	24.17%

Quantity sold (metric tons)
Three months ended December 31, 2011	10,116	42,605	52,721
Three months ended December 31, 2012	17,520	46,951	64,471
Increase	7,404	4,346	11,750
% Increase	73.19%	10.20%	22.29%

The higher raw coal revenue for the three months ended December 31, 2012 resulted from increased sales volumes of unprocessed coal and coal slurries, offset by decreased sales volume of mid-coal. Although our mines remained shut-down by the mining moratorium, we managed to secure supplies outside Henan, which enabled us to increase raw coal sales. We currently anticipate the mining moratorium to end sometime in the first half of the 2013 calendar year, although there cannot be any assurance as to the exact timing. Higher average selling price, a function of changes in product mix in response to market demand, also contributed to the increased raw coal revenue.

The higher washed coal revenue for the three months ended December 31, 2012 resulted from both higher average selling price and sales volume as compared to last year. We were able to command better selling price due to the quality of our washed coal, and the increased sales volume reflects stronger market demand.

Revenue and quantity sold of each coal product for the six months ended December 31, 2012 and 2011 are as follows:

	Coal products
	Raw coal	Washed coal	Total
Revenue
Six months ended December 31, 2011	$3,748,770	$15,976,674	$19,725,444
Six months ended December 31, 2012	2,233,287	$16,198,595	$18,431,882
Increase (decrease) in $	$(1,515,483)	$221,921	$(1,293,562)
Increase (decrease) in %	(40.43)%	1.39%	(6.56)%

Quantity sold (metric tons)
Six months ended December 31, 2011	49,476	87,330	136,806
Six months ended December 31, 2012	33,576	87,138	120,714
Increase (decrease)	(15,900)	(192)	(16,092)
% Increase (decrease)	(32.14)%	(0.22)%	(11.76)%

The lower raw coal revenue for the six months ended December 31, 2012 resulted from lower sales in the first quarter of fiscal 2012, as well as a lower average selling price due to a larger percentage of the quantity of raw coal sold being comprised of mid-coal. The washed coal revenue for the six months ended December 31, 2012 is on par with a year ago, a reflection of the near static washed coal market period over period.

Cost of Revenue

Cost of revenue increased by 30.66% for the three months ended December 31, 2012, from $14,008,318 to $18,302,685 as compared to the same period of last year, as a result of increased sales volumes for coke, raw coal and washed coal, as well as a decreased gross margin for coke. Such decrease in gross margin resulted because we had to purchase some of the coke powder that we sold in order to meet customer demand, which caused our overall coke margin to decrease.

Likewise, cost of revenue increased by 17.27% for the six months ended December 31, 2012, from $28,955,472 to $33,955,623 as compared to the same period of last year.

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Gross Profit

Gross profit for the three months ended December 31, 2012 was $2,935,957, a decrease of $353,361 or 10.74%, from $3,289,318 for the same period last year, as a result of increased cost of revenue and decreased overall gross margin, offset by increased overall revenue. Gross profit margin decreased by approximately 5.19% to 13.82%, as a result of the decreased margin for coke discussed earlier.

Gross profit for the six months ended December 31, 2012 was $4,845,213, a decrease of $5,647,982 or 53.83%, from $10,493,195 for the same period last year, as a result of decreased raw coal and coal tar revenues, offset by increased coke and washed coal revenues. The increase in overall cost of revenue also pushed down our gross profit. As a result, gross profit margin decreased by approximately 14.11% to 12.49%.

Operating Expenses

Operating expenses, which consist of selling expenses and general and administrative expenses, was $623,521 for the three months ended December 31, 2012, a decrease of $326,170 as compared to the same period last year. Selling expenses decreased by $1,148 or 2.65%, to $42,176. General and administrative expenses decreased by $325,022 or 35.86%, to $581,345 mainly due to decrease in bad debt of approximately $361,000, and in certain fees such as investor relationship and internal control consulting of approximately $82,000. In addition, we recognized a reduction of expenses on various over-accruals of $112,833 during the three months ended December 31, 2011, which we did not have for the 2012 period.

Operating expenses was $1,293,930 for the six months ended December 31, 2012, a decrease of $164,723 or 11.29% as compared to the same period last year. Selling expenses decreased by $39,110 or 31.32%, to $85,757 mainly due to decreased selling expenses attributable to coal from our own mines. General and administrative expenses decreased by $125,613 or 9.42%, to $1,208,173 mainly due to decrease in bad debt of approximately $361,000, and in certain fees as such investor relationship and internal control consulting fee of approximately $180,000, offset by increase in meal and entertainment expenses of approximately $163,000. In addition, we recognized a reduction of expenses on various over-accruals of $353,500 during the six months ended December 31, 2011, which we did not have for the 2012 period.

Other Income and Expense

Other income and expense includes financing income and expense (which consist of interest and other financing expenses, net of interest income), income and expense not related to our principal operations, and change in fair value of warrants.

For the three months ended December 31, 2012, we had other expense of $830,473, as compared to other income of $1,217,225 for the same period last year, due to the following:

(1)	Financing expense of $880,123, taking into account of both $208,461 of interest income from our loan to an unrelated third party, and $997,461 of interest expense for our loans from Bairui Trust Co., Ltd. (“Bairui Trust”) and Shanghai Pudong Development Bank (“SPDB”).

(2)	Change in fair value of warrants of $41,317 in gain, as compared to $1,343,214 in gain for the same period of last year. Because our functional currency is denominated in RMB, our warrants cannot be considered indexed to our own common stock and, as such, we must record them as derivative instruments and recognize any change in their fair value in our earnings. The primary factor affecting the fair value is the price of our common stock during the relevant period.

For the six months ended December 31, 2012, we had other expense of $1,028,151, as compared to other income of $4,326,692 for the same period last year, due to the following:

(1)	Financing expense of $1,751,331, taking into account of both interest income of $431,101 from our loan to an unrelated party, and $2,019,065 of interest expense for our loans from Bairui Trust and SPDB.

(2)	Change in fair value of warrants of $714,847 in gain, as compared to $4,362,936 in gain for the same period of last year.

Provision for Income Taxes

Provision for income taxes for the three months ended December 31, 2012 decreased by $260,910 to $650,238, due primarily to lower taxable income.

Similarly, provision for income taxes for the six months ended December 31, 2012 decreased by $1,375,323 to $1,031,494.

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Net Income

Net income for the three months ended December 31, 2012, including change in fair value of warrants, was $831,725, as compared to $2,645,704 for the same period last year.

Net income for the six months ended December 31, 2012, including change in fair value of warrants, was $1,491,638, as compared to $10,954,417 for the same period last year.

We use non-GAAP adjusted net income to measure the performance of our business internally by excluding non-cash charges related to warrants, and believe that such non-GAAP financial measure allows us to focus on managing our business operating performance because such non-GAAP financial measure reflects our essential operating activities and provides a consistent method of comparison to historical periods. We believe that providing such non-GAAP financial measure is useful to investors for a number of reasons. The non-GAAP financial measure provides a consistent basis for investors to understand our financial performance in comparison to historical periods without variation of non-recurring items and non-operating related charges. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information that are used by our management. Non-GAAP financial measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment regarding which charges are excluded. However, we compensate for these limitations by providing the relevant disclosure of excluded charges.

The following table provides our adjusted net income and a reconciliation of such non-GAAP financial measure to our GAAP net income:

	Three months ended December 31,		Six months ended December 31,
	2012	2011	2012	2011
Net income	$831,725	$2,645,704	$1,491,638	$10,954,417
Change in fair value of warrant liabilities	41,317	1,343,214	714,847	4,362,936
Adjusted net income	$790,408	$1,302,490	$776,791	$6,591,481

Earnings per share - basic	$0.04	$0.13	$0.07	$0.52
Earnings per share - diluted	$0.04	$0.13	$0.07	$0.52
Adjusted earnings per share - basic	$0.04	$0.06	$0.04	$0.31
Adjusted earnings per share - diluted	$0.04	$0.06	$0.04	$0.31

Weighted average number of common shares - basic	21,121,372	21,090,948	21,121,372	21,090,948
Weighted average number of common shares – diluted	21,121,372	21,090,948	21,121,372	21,090,948
Adjusted average number of common shares - basic	21,121,372	21,090,948	21,121,372	21,090,948
Adjusted average number of common shares - diluted	21,121,372	21,090,948	21,121,372	21,090,948

Liquidity and Capital Resources

In summary, our cash flows are as follows:

	Six months ended December 31,
	2012	2011
Net cash provided by (used in) operating activities	$3,448,166	$(7,584,794)
Net cash provided by (used in) investing activities	786,923	(15,802,600)
Net cash provided by (used in) financing activities	(6,306,715)	1,011,260

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities for the six months ended December 31, 2012 mainly resulted from (1) decrease in advances to suppliers of approximately $4.4 million, and (2) increase in accounts receivable of approximately $2.9 million. Advances to suppliers decreased due to the receipts of our inventories during the last three months of the period. Accounts receivable increased as we extended credit terms to our major customers.

Net cash used in operating activities for the six months ended December 31, 2011 mainly resulted from increases in (1) notes receivable of approximately $5.1 million, (2) accounts receivable of approximately $3.2 million, and (3) inventories of approximately $5.6 million. More accounts receivable were converted into notes receivable, and accounts receivable increased as we extended credit terms to our major customers. Inventories increased from purchasing coal. These increases were offset by net operating inflows of net income after adjusting for non-cash items and decrease in advances to suppliers.

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Net Cash Provided by (Used in) Investing Activities

For the six months ended December 31, 2012, we received approximately $1.1 million in loan repayment from an unrelated third party, but also lent that same party approximately $350,000.

During the six months ended December 31, 2011, we (1) provided loans to two unrelated individual borrowers in the amounts of approximately $1.09 million and $0.81 million, respectively, (2) purchased and advanced payments of approximately $28 million for the equipment and machineries for our new coking facilities, and (3) prepaid approximately $1.89 million to purchase the land use right for expanding our current coking site in order to accommodate the coal preparation system. On the other hand, we received (1) repayments of loans from the two borrowers of approximately $8.75 million, and (2) refund of prepayment for mine acquisitions of approximately $7.86 million.

Net Cash Provided by (Used in) Financing Activities

For the six months ended December 31, 2012, (1) SPDB lifted restrictions on approximately $3.2 million of restricted cash due to the maturity of certain related note payables, (2) we repaid approximately $4.8 million of such note payables, and (3) we repaid approximately $4.8 million to Bairui Trust.

For the six months ended December 31, 2011, (1) we deposited approximately $1.5 million with SPDB in order to obtain approximately $3.1 million in credit to issue bank guaranteed notes, and (2) Hongyuan renewed its one-year loan agreement with the same bank to borrow approximately $5.0 million, with additional deposit of approximately $500,000 as collateral.

Capital Resources

Funding for our business activities has historically been provided by cash flow from operations, short-term bank loan financing, and loans from our CEO.

We also have arrangements with certain banks pursuant to which we are able to issue short-term notes to pay our vendors, secured against our deposits with the banks of 50% or 100% of the face value of the notes as well as guarantees from our CEO, Hongli and/or an unrelated third party. We currently have such arrangements with SPDB. Under our arrangements with SPDB, we are subject to a diligence review for each note issued, and SPDB charges us a processing fee based on 0.05% of the face value of each note.

On April 2, 2011, Hongli entered into a loan agreement with Bairui Trust, pursuant to which Bairui Trust agreed to loan Hongli RMB 360 million (approximately $57.06 million), of which RMB 180 million is due on April 2, 2013, and RMB 180 million on April 2, 2014, with annual interest rate of 6.3%. Bairui Trust made the loan to Hongli on April 3, 2011. On November 30, 2011, Hongli entered into a supplemental agreement with Bairui Trust to amend the terms such that RMB 30 million (approximately $4.8 million) would now be due on October 2, 2012, RMB 100 million (approximately $15.8 million) on April 2, 2013, RMB 50 million (approximately $7.9 million) on October 2, 2013, and RMB 180 million (approximately $28.5 million) on April 2, 2014. We made the October 2, 2012 payment on December 25, 2012, including outstanding interest charge for late payment.

Our business plan involves growing our business through: (1) expanding and modernizing our production facilities and achieving greater energy efficiency while also lessening any environmental impact; (2) upgrading our current coking facility to increase the types of coke products we can produce; (3) recapturing more coking by-products for refinement into useful industrial chemicals, and producing more high value-added chemical products; (4) acquiring other coal mines to source raw materials; and (5) looking for opportunities to build up long term strategic business relations with quality mining companies to expand our coal trading business. Of the foregoing, the following is expected to require capital resources:

•	New Coking Facility. On March 3, 2010, we announced that we began construction of our new coking facility to be located adjacent to our current facilities in Pingdingshan. Because the new facility will share the electricity, water and heating systems of our existing facilities, we revised our previously estimated cost for the new facility from approximately $70 million to approximately $64.8 million. We intend to use the line of credit from Pingdingshan Rural Cooperative Bank (“PRCB”) to complete the construction of our new coking facility, which we currently plan to complete by the end of calendar 2013.

•	Coal Mine Safety Improvement Projects. We are required by the Henan government to upgrade safety-related systems at our coal mines in order to be approved to resume our mining operations. The total estimated cost for such upgrades is approximately $35.0 million. We will be responsible for approximately 70% of the total estimated cost, approximately $22.0 million, under the structure of our joint-venture with Henan Coal Seam Gas. As of the date of this report, we have paid approximately $16.9 million for these projects, which we currently expect to complete sometime during calendar 2013. We are also in the process of merging the operations of Hongchang mine, Shunli mine and Shuangrui mine into a fully integrated mining operation. The total estimated cost of such integration is approximately $32.0 million, of which we have paid approximately $10.9 million.

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•	Bairui Trust Loan. We will require capital to make upcoming payments of approximately $15.9 million (RMB 100 million) due in April 2013 and approximately $7.9 million (RMB 50 million) due in October 2013.

During the six months ended December 31, 2012, we had no capital expenditures.

Our management presently anticipates that the proceeds from our prior equity issuance, access to credit and cash flow from operations will provide sufficient capital resources to pursue and complete the construction of our new coking plant. We intend to utilize existing cash, cash flow from operations and bank loans and credit to complete our new coking plant. Any future facility expansion and acquisitions will require additional financing and/or equity capital and will be dependent upon the availability of financing arrangements and capital at the time.

We have not experienced any material losses since inception relating to accidents or other similar events. See “Risk Factors - We may suffer losses resulting from industry-related accidents and lack of insurance” in the Annual Report.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Other than warrants liability, we have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to our unaudited financial statements included elsewhere in this report.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

During the reporting period covered by this report, and under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), we conducted an evaluation of our disclosure controls and procedures that were in effect at the end of the period covered by this report. Disclosure controls and procedures are defined under Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on their evaluation of the disclosure controls and procedures, management concluded that the Company continues to have the following material weakness in its internal control over financial reporting as of December 31, 2012:

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(a)	We did not have sufficient skilled accounting personnel that are either qualified as Certified Public Accountants in the United States or that have received education from U.S. institutions or other educational programs that would provide adequate relevant education relating to U.S. GAAP. The Company’s Chief Financial Officer and Controller have limited experience with U.S. GAAP and are not U.S. Certified Public Accountants. Furthermore, our operating subsidiaries are based in China and are therefore required to comply with PRC GAAP, rather than U.S. GAAP. Thus, the accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the preparation of consolidated financial statements, are inadequate, and determined to be a material weakness.

Based on their evaluation, and considering the material weaknesses and significant deficiencies previously identified and discussed in our internal control over financial reporting under Item 9A (“Controls and Procedures”) in our Annual Report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures at December 31, 2012 were not effective.

Management’s Remediation Initiatives

In an effort to remedy the foregoing material weaknesses in the future, we intend to do the following:

•	Develop a comprehensive training and development plan for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof;

•	Design and implement a program to provide ongoing company-wide training regarding our internal controls, with particular emphasis on our finance and accounting staff;

•	Implement an internal review process over financial reporting to review all recent accounting pronouncements and to verify that any accounting treatment identified in such report has been fully implemented and confirmed by our third-party consultant, and to continue to improve our ongoing review and supervision of our internal control over financial reporting; and

•	Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

None.

ITEM1A.	RISK FACTORS.

There have been no material changes to the Company’s risk factors which are included and described in our Annual Report. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

None.

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ITEM 4.	MINE SAFETY DISCLOSURES

The disclosures required by Item 4 are not applicable to our operations, as the Company has no mining operations in the United States.

ITEM 5.	OTHER INFORMATION.

None.

ITEM 6.	EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation, as amended (1)
3.2	Articles of Amendment to Articles of Incorporation (2)
3.3	Bylaws (1)
31.1	Certification pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
101. INS	XBRL Instance Document * **
101.SCH	XBRL Taxonomy Extension Schema Document * **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document* **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document* **
101.LAB	XBRL Taxonomy Extension Label Linkbase Document* **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document* **

* Filed herewith.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated by reference to the Form 10-SB filed by the Company with the Securities and Exchange Commission on November 18, 1999.

(2)	Incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 8, 2011.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.

Dated: February 14, 2013	By:	/s/ Jianhua Lv
Jianhua Lv
Chief Executive Officer
(Principal Executive Officer)

Dated: February 14, 2013	By:	/s/ Zan Wu
Zan Wu
Chief Financial Officer
(Principal Financial and Accounting Officer)

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Exhibit 31.1

CERTIFICATION

I, Jianhua Lv, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of SinoCoking Coal and Coke Chemical Industries, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 14, 2013	By:	/s/ Jianhua Lv
Jianhua Lv,
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Zan Wu, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of SinoCoking Coal and Coke Chemical Industries, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: February 14, 2013	By:	/s/ Zan Wu
Zan Wu,
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

In connection with the periodic report of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”) on Form 10-Q for the quarter ended December 31, 2012, as filed with the Securities and Exchange Commission (the “Report”), I, Jianhua Lv, Chief Executive Officer (Principal Executive Officer) of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: February 14, 2013	By:	/s/ Jianhua Lv
Jianhua Lv,
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION

In connection with the periodic report of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”) on Form 10-Q for the quarter ended December 31, 2012, as filed with the Securities and Exchange Commission (the “Report”), I, Zan Wu, Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: February 14, 2013	By:	/s/ Zan Wu
Zan Wu,
Chief Financial Officer
(Principal Financial and Accounting Officer)